EXHIBIT (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Boise Inc.

at

$12.55 Net Per Share In Cash

by

Bee Acquisition Corporation

a wholly-owned subsidiary of

Packaging Corporation of America

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME,

ON OCTOBER 24, 2013, UNLESS THE OFFER IS EXTENDED.

September 26, 2013

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed by Bee Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Packaging Corporation of America, a Delaware corporation (“Parent”), to act as Information Agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Boise Inc., a Delaware corporation (“Boise”), at a price of $12.55 per Share, net to the holder thereof in cash, without interest thereon and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the offer to purchase, dated September 26, 2013 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”) enclosed herewith. Holders of Shares whose certificates representing such Shares (“Certificates”) are not immediately available or who cannot deliver their Certificates and all other required documents to the Depositary (as defined below) prior to the expiration of the Offer, or who cannot complete the procedure for book-entry transfer prior to the expiration of the Offer, must tender their Shares according to the guaranteed delivery procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith for your information and forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee are copies of the following documents:

1.	The Offer to Purchase, dated September 26, 2013.

2.	The Letter of Transmittal to tender Shares for your use and for the information of your clients. Properly completed and duly executed facsimile copies of the Letter of Transmittal may be used to tender Shares.

3.	The Notice of Guaranteed Delivery for Shares to be used to accept the Offer if Certificates are not immediately available or if such Certificates and all other required documents cannot be delivered to Computershare Trust Company, N.A. (the “Depositary”) prior to the expiration of the Offer, or if the procedure for book-entry transfer cannot be completed by the expiration of the Offer.

4.	The letter to stockholders of Boise from Alexander Toeldte, President and Chief Executive Officer of Boise, accompanied by Boise’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on September 26, 2013.

5.	A printed form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON OCTOBER 24, 2013, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) which, together with the number of Shares, if any, then owned, directly or indirectly, by Parent or Purchaser or their respective subsidiaries, represents a majority of all the outstanding Shares on a fully diluted basis (after giving effect to the cancellation of outstanding stock options, restricted stock units and performance unit awards issued under the Boise Inc. Incentive and Performance Plan). The foregoing condition is referred to as the “Minimum Condition.” The Minimum Condition may not be amended or waived without the prior written approval of Boise. The Offer is also subject to other conditions, including any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated prior to the expiration of the Offer. See Section 15—“Conditions of the Offer” in the Offer to Purchase, which sets forth the conditions of the Offer. There is no financing condition to the Offer.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 16, 2013 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Boise. The Merger Agreement provides, among other things, that following completion of the Offer and subject to certain conditions, Purchaser will merge with and into Boise (the “Merger”), with Boise continuing as the surviving corporation and a wholly owned subsidiary of Parent.

The Boise board of directors (i) has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Boise and its stockholders, (ii) has unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby, including that the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware and that the Merger will be consummated as soon as practicable following the consummation of the Offer, and (iii) recommends that the holders of Shares of Boise accept the Offer and tender their Shares to Purchaser in the Offer.

In all cases, Purchaser will pay for Shares purchased pursuant to the Offer only after timely receipt by the Depositary of (i) Certificates representing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (ii) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

Holders of Shares whose Certificates are not immediately available or who cannot deliver their Certificates and all other required documents to the Depositary prior to the expiration of the Offer, or who cannot complete the procedure for delivery by book-entry transfer on a timely basis, must tender their Shares according to the guaranteed delivery procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase. Purchaser will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than to the Depositary, the Information Agent and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Dealer Manager”)) (as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will reimburse you, upon request, for customary clerical and mailing expenses incurred by you in forwarding any of the enclosed materials to your clients. Purchaser will pay or cause to be paid any stock transfer taxes payable on the transfer of Shares to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of the Offer to Purchase. Additional copies of the enclosed materials may be obtained from the Information Agent.

Very truly yours,

Georgeson Inc.

Nothing contained herein or in the enclosed documents shall make you or any other person, the agent of Purchaser, Parent, the Depositary, the Dealer Manager or the Information Agent, or any affiliate of any of them, or authorize you or any other person to make any statement or use any document on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.